UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release detailing the Company’s three-year capital expenditure plan, issued on July 24, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM ANNOUNCES DETAILS OF CAPEX PLAN FOR 2008-2010

Santiago, Chile, July 24, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced its Capex Plan for the three-year period between 2008 and 2010. The plan includes projected capital expenditures of approximately US$1 billion over the period, including approximately US$350 million for the year 2008.

Patricio Contesse, Chief Executive Officer of SQM, stated, “We are making significant investments that will enable SQM to achieve further growth in its core businesses. Our Capex Plan aims to increase production capacity across our business lines, and especially in potassium-based products, which have become a key contributor to the Company’s margins. Furthermore, we are modernizing our production processes, in order to increase SQM’s operating efficiency.”

The primary investments considered in SQM’s three-year Capex Plan include:

Capacity increases for potassium-based products at the Salar de Atacama. The most significant project is the increase in production capacity for potassium-based products. Current combined capacity for potassium chloride and potassium sulfate is around 820,000 metric tons, and SQM expects to increase the total capacity for these products by approximately 250,000 metric tons over the next three years.

Iodine and nitrates capacity increases. The Company will invest in capacity increases for iodine and nitrates at its Nueva Victoria and Pampa Blanca facilities over the next four years. Both of these sectors possess vast, high-quality reserves. Currently, Nueva Victoria - located in the Tarapacá Region of Chile - is SQM’s primary iodine production facility. Pampa Blanca is located in the Antofagasta Region of Chile, near the Company’s María Elena and Pedro de Valdivia facilities, and is the natural extension of SQM’s operations at these facilities. These investments represent the first stage of the Company’s long-term development plan for the Nueva Victoria and Pampa Blanca sectors and should yield an increase in SQM’s installed capacity for iodine and nitrates on the order of 25% by the end of 2012.

In addition, today SQM presented an environmental impact assessment study for its Nueva Victoria operations, which included both this initial phase of capacity expansions and future capacity expansions. The study covers a period of approximately 30 years and considers investments of approximately US$1,033 million during that period.

New potassium nitrate plant at Coya Sur. The Company is increasing its potassium nitrate production capacity by 300,000 metric tons per year, which is estimated to be operational by 3Q10. The new plant, which will be located at the Company’s Coya Sur operations, will use nitrate salts extracted at SQM’s Nueva Victoria and Pampa Blanca operations.

Completion of lithium carbonate capacity expansion. The Company is increasing its lithium carbonate production capacity from approximately 30,000 metric tons per year to approximately 40,000 metric tons per year. SQM expects to complete this project during 3Q08.

Finally, the Company will undertake a number of other investments aimed at improving productivity and infrastructure, such as improvements to the Company’s own railway system, construction of a new mining camp at María Elena, and various investments at its production facilities, including maintenance capex for the period. In addition, during this period SQM will explore its mining properties in order to search for potential metallic mineral resources.

These investments will be financed primarily through SQM’s internally-generated cash flow.

The three-year Capex Plan SQM has announced could undergo significant variations. The Company’s future development plans may change to include new projects and suspend or cancel existing ones. These plans may also be revised in response to changes in the market conditions affecting the Company’s products. In addition, the rising costs of raw materials and spare parts could affect the amounts of the investments necessary for the projects the Company currently plans to undertake. The amounts in the Capex Plan do not include any potential future acquisitions or joint ventures.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, please visit our Web site, www.sqm.com, or contact:

Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: July 25, 2008